Via Facsimile and U.S. Mail
Mail Stop 6010

July 24, 2008

Theodore C. Miller
Senior Vice President, Corporate Secretary and
Chief Financial Officer
UTG, Inc.
5250 South Sixth Street
Springfield, IL 62703

      Re: UTG, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2007
              Form 10-Q for the quarter ended March 31, 2008
              File No. 000-16867

Dear Mr. Miller

      We have reviewed your filings and have the following comments. We have limited our review of your filing to your financial statements and related disclosures and do not intend to expand our review to other portions of your document.   Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

(a) Assets

1. Please disclose the amount of securities that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

2. In your disclosure, you state that "the carrying value of fixed maturity securities in default as to principal or interest was immaterial in context of consolidated assets or shareholders' equity". If the amount of securities in default could be material to your results of operations, please disclose the nature and amount of these securities at the balance sheet date.

Notes to Consolidated Financial Statements

1. Organization and Summary of Significant Accounting Policies

A. Organization

3. Based on your disclosure here, you owned 50% of the common stock of RLF Lexington Properties LLC American Capital Corporation as of December 31, 2006. Please tell us how your consolidation of the entity was appropriate under GAAP. Please cite the specific authoritative literature used in arriving at your conclusion.

3. Income Taxes

4. Please provide the disclosures required under paragraphs 20 and 21 of FIN 48.

Exhibit 31

5. We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

Form 10-Q for the three months ended March 31, 2008

<u>Financial Statements</u>

<u>2. Investments</u>

    6. Please provide the disclosures required by SFAS 157.

*   *   *

As appropriate, please amend your Form 10-K for the fiscal year ended December 31, 2007 and Form 10-Q for the quarter ended March 31, 2008 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments. Detailed cover letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Mary Mast, Senior Accountant, at (202) 551-3613, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant